April 1, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeffrey Gabor

Re:	Tricida, Inc. Registration Statement on Form S-1 (File No. 333-230657)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Tricida, Inc. (the “Registrant”) dated April 1, 2019. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.
We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Wednesday, April 3, 2019 or as soon thereafter as practicable.
[signature page follows]

Very truly yours, GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC COWEN AND COMPANY, LLC As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Managing Director

By:	Cowen and Company, LLC

By:	/s/ William Follis
Name:	William Follis
Title:	Managing Director